

Mail Stop 4631

August 31, 2009

Mr. Jerald R. Hoeft
Chief Financial Officer
Mobile Area Networks, Inc.
2772 Depot Street
Sanford, Florida 32773

> **Re:** **Mobile Area Networks, Inc.**
> **Form 10-K/A for Fiscal Year Ended December 31, 2008**
> **Filed on August 28, 2009**
> **File No. 333-18439**

Dear Mr. Hoeft:

We have reviewed your responses and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2008

Item 9A. Controls and Procedures, page 5

1. As we noted in our letter dated August 10, 2009, the second and fourth paragraphs of management's assessment of internal control over financial reporting contradict each other. Please amend your Form 10-K/A to clearly state whether your internal control over financial reporting was effective or not effective (not both) as of December 31, 2008 according to the assessment criteria.

<u>Exhibit 31</u>

2.      As requested, please revise the Section 302 certifications within your Form 10-
        K/A to conform the wording exactly to the guidance of Item 601(31) of
        Regulation S-K.  In this regard, please replace "smaller reporting company" and
        "small business issuer" with "registrant".

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response.  You may wish to
provide us with marked copies of the amendment to expedite our review.  Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information.  Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision.  Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in
  the filing;

- staff comments or changes to disclosure in response to staff comments do not
  foreclose the Commission from taking any action with respect to the filing;
  and

- the company may not assert staff comments as a defense in any proceeding
  initiated by the Commission or any person under the federal securities laws of
  the United States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

Jerald Hoeft
Mobile Area Networks, Inc.
August 31, 2009
Page 3


You may contact Bret Johnson at (202) 551-3753 or me at (202) 551-3768 if you have questions regarding our comments.


Sincerely,


John Cash
Accounting Branch Chief